SUB-ITEM 77M

After the close of business of August 5, 2016, the MFS Lifetime Income Fund, a series of MFS Series Trust XII (the "Trust") acquired all of the assets of the MFS Lifetime 2015 Fund (the "Acquired Fund"), a series of the Trust. The circumstances and details of this transaction are described in the supplement, dated April 29, 2016, to the Acquired Fund's then current
prospectus   as  filed  with   the   SEC   via EDGAR  on  April 29, 2016  under
Rule 497 under the Securities Act of 1933. Such description is hereby incorporated by reference. The Acquired Fund has ceased to be an investment company as defined in the Investment Company Act of 1940.